Exhibit 99.1

Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT LOGISTICS ANNOUNCES RESULTS FOR FOURTH QUARTER AND FISCAL YEAR ENDED JUNE 30, 2009

Double-Digit Growth Continues with Record Annual Revenues of $137.0 Million up $36.8 Million
and 36.7% and Adjusted EBITDA of $3.7 Million Up $1.9 Million and 102.8% Over Prior Year

________________________________________________________________________

BELLEVUE, WA   October 5, 2009 – Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international logistics services company, today reported financial results for the three months and year ended June 30, 2009.

For the three months ended June 30, 2009, Radiant reported a net loss of $57,000 on $32.4 million of revenues, or $0.00 per basic and fully diluted shares.  For the three months ended June 30, 2008, the Company reported $25.8 million in revenues and a net loss of $86,000, resulting in ($0.00) per basic and fully diluted shares .

For the year ended June 30, 2009, Radiant reported a net loss of $9,730,000 on $137.0 million of revenues, or a loss of $(0.28) per basic and fully diluted share, including a non-cash charge of $11.4 million for impairment of goodwill.  For the year ended June 30, 2008, Radiant reported net income of $1,413,000 on $100.2 million of revenues, or $0.04 per basic and fully diluted share, including net non-recurring income of $1,266,000 (net of tax) resulting from a reduction in estimate of liabilities assumed in the Company’s acquisition of Airgroup.

In December 2008, the Company recorded a non-cash charge of $11.4 million for impairment of goodwill in accordance with Statement of Financial Accounting Standards (SFAS) 142 "Goodwill and Other Intangible Assets". The goodwill charge was a result of the material decline in the market value of the Company's equity during the quarter ended December 31, 2008. The Company does not expect that the non-cash charge will have an impact on its financial condition or affect the financial covenants in its credit facility.

In December of 2007, the Company recognized a total of $1,918,000 in non-recurring income in connection with a reduction of its estimate of liabilities assumed in the acquisition of Airgroup and related tax indemnities net of $652,000 in corresponding tax expense. Excluding the impact of these non-recurring items, the Company would have reported net income of $147,000, or $0.00 per basic and fully diluted share for the year ended June 30, 2008.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) of $730,000 for the three months ended June 30, 2009 compared to adjusted EBITDA of $392,000 for the three months ended June 30, 2008, for an increase of $338,000.  A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) which excludes the non-recurring items, of $3,677,000 for the year ended June 30, 2009, compared to adjusted EBITDA of $1,814,000 for the year ended June 30, 2008.  A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Adcom as of July 1, 2007 which is included in the Company’s Form 10-K for the year ended June 30, 2009 and filed October 5, 2009.

“Our recent acquisition of Adcom has allowed us to post year over year growth even in the face of the soft global economy,” said Bohn Crain, Chairman and CEO. “For the quarter ended June 30, 2009, we posted revenues of $32.4 million, an improvement of $6.6 million or 25.6% over the comparable prior year period.  We consider ourselves fortunate to have completed the Adcom transaction back in September of 2008 which has allowed us to deliver better buy rates for our stations as well as the opportunity to rationalize the back-office costs of the combined organization. These initiatives are beginning to translate into improved profitability.  For the quarter ended June 30, 2009, we also reported $730,000 in adjusted EBITDA, an improvement of $338,000 or 86.2% over the comparable prior year period.

“We also posted record revenues of $137.0 million for the fiscal year ended June 30, 2009, compared to $100.2 million for the year ended June 30, 2008, an improvement of $36.8 million or 36.7%.  This positive trend also continued in terms of profitability as we reported $3,677,000 in adjusted EBITDA for the year ended June 30, 2009, an improvement of $1,864,000 or 102.8% over the comparable prior year period. These results do not yet reflect the full benefit of the cost synergies that we expect to achieve in connection with the transition of Adcom’s Minneapolis-based back office operations to the corporate headquarters in Bellevue, Washington which was completed as planned in June of 2009. This integration is expected to deliver an estimated annual cost savings in the range of $1.0-$1.5 million per year.”

“Given the challenging economic climate, we are particularly pleased with our operating results through June 30, 2009. Unfortunately, in our second fiscal quarter ended December 31, 2008, our stock price declined in response the global economic downturn and the turmoil in the equity markets, resulting in a market capitalization that was significantly below our book value as of December 31, 2008. As a consequence, we  performed an analysis to determine any  potential impairment of goodwill and other intangible assets as of December 31, 2008 in accordance with Statement of Accounting Financial Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The results of the analysis indicated that there was impairment to goodwill. Accordingly, we recognized a non-cash goodwill impairment charge of $11.4 million in our results for the quarter ended December 31, 2008.  The non-cash impairment charge has not had any impact on the Company’s compliance with its debt covenants and our stock price has since recovered.”

Mr. Crain continued, “Although our business has by no means been immune to the slowing economy, we do believe we are well positioned to weather the economic downturn. For the fiscal year ended June 30, 2010, we expect to sustain our prior year results with $4.0 million in adjusted EBITDA on $140 million in annual revenues.  This is before considering the impact of any future acquisitions or improvement in the general economic climate.  Looking forward, our strategy remains unchanged. From our current platform, we believe profitable growth can be best achieved by continuing to bring value to the agent-based forwarder community. Over the past 2 years our unique value proposition has continued to gain momentum in the marketplace as evidenced by the number of great new agent partners that have joined our ranks. Over the longer term, we believe this trend will continue. We approach 2010 with a sharp focus on our three-prong strategy: (1) providing continuous improvement to our existing network participants in terms of technology, buy rates and enhanced service offerings; (2)  building upon the success of our organic growth initiative by on-boarding additional agent stations; and (3) opportunistically pursuing acquisition opportunities, including strategic opportunities within the community of agent-based forwarders.”

The Company’s estimate of future revenues and profits is based on the assumption that the cumulative historical financial results of operations of the Company and Adcom for the most recent 12 months ended June 30, 2009 are indicative of the future financial performance of the combined group. A reconciliation of adjusted EBITDA to net income, the most directly comparable GAAP measure, appears at the end of this release.

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business.  A reconciliation of annual pro forma adjusted EBITDA amounts to net income, the most directly comparable GAAP measure is as follows:

Historical Results

(Amounts in 000’s)	THREE MONTHS ENDED June 30		FISCAL YEAR ENDED JUNE 30,
	2009	2008	2009	2008

Net income (loss)	$(57)	$(86)	$(9,730)	$1,413

Interest expense (income) - net	46	19	204	117
Income tax expense	211	135	44	908
Depreciation and amortization	476	240	1,743	964

EBITDA	676	308	(7,739)	3,402
Stock-based compensation and other non-cash charges	54	84	203	330
Change in estimate of liabilities assumed in Airgroup acquisition	-	-	-	(1,431)
Tax Indemnity				(487)
Goodwill impairment	-	-	11,403	-
Gain on early extinguishment of debt	-	-	(190)	-

Adjusted EBITDA	$730	$392	$3,677	$1,814

Financial Outlook

(Amounts in 000’s)
FISCAL YEAR ENDED JUNE 30, 2010

Net income	$1,070

Interest expense – net	300
Income tax expense	405
Depreciation and amortization	2,000

EBITDA	3,775
Stock-based compensation and other non-cash charges	225

Adjusted EBITDA	$4,000

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Tuesday October 6, 2009 at 4:00pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 334207.

About Radiant Logistics (OTC BB:RLGT)
Radiant Logistics (www.radiant-logistics.com) is executing a strategy  to build a global transportation and supply chain management company through organic growth and the strategic acquisition of  best-of-breed non-asset based transportation and logistics providers, to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including asset recovery/reverse logistics, order fulfillment, inventory management and warehousing. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding the our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements.  Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” or “believes” or the negative thereof or any variation thereon or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ from our expectations, include but are not limited to, our ability to: use Airgroup as a “platform” upon which we can build a profitable global transportation and supply chain management company; retain and build upon the relationships we have with our exclusive agency offices; continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations; maintain the future operations of Adcom in a manner consistent with its past practices, integrate the operations of Adcom with our existing operations, continue growing our business and maintain historical or increased gross profit margins; locate suitable acquisition opportunities; secure the financing necessary to complete any acquisition opportunities we locate; assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations; assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular; to integrate Adcom’s operations with our historic operations, our ability to realize cost synergies through such integration, the effect that the acquisition will have on Adcom’s existing customers, agents and employees as well as those risk factors disclosed in Item 1A of  our Report on Form 10-K for the year ended June 30, 2008 and other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

# # #

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets

	June 30,	June 30,
	2009	2008
ASSETS
Current assets -
Cash and cash equivalents	$890,572	$392,223
Accounts receivable, net of allowance
June 30, 2009 - $754,578; June 30, 2008 - $513,479	17,275,387	14,404,002
Current portion of employee loan receivable and other receivables	613,288	68,367
Income tax deposit	535,074	-
Prepaid expenses and other current assets	305,643	425,657
Deferred tax asset	427,713	292,088
Total current assets	20,047,677	15,582,337

Furniture and equipment, net	760,507	717,542

Acquired intangibles, net	3,179,043	1,242,413
Goodwill	337,000	7,824,654
Employee loan receivable, net of current portion	40,000	40,000
Investment in real estate	40,000	40,000
Deposits and other assets	359,606	156,280
Total long term assets	3,955,649	9,303,347
Total assets	$24,763,833	$25,603,226

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities -
Notes payable – current portion of long term debt	$-	$113,306
Accounts payable and accrued transportation costs	13,249,628	9,914,831
Commissions payable	1,323,004	1,136,859
Other accrued costs	472,202	221,808
Income taxes payable	-	498,142
Due to former Adcom shareholder	2,153,721	-
Total current liabilities	17,198,555	11,884,946

Long term debt	7,869,110	4,272,032
Deferred tax liability	352,387	422,419
Total long term liabilities	8,221,497	4,694,451
Total liabilities	25,420,052	16,579,397

Minority interest	1,907	-

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized. Issued and outstanding: June 30, 2009 – 34,106,960; June 30, 2008 – 34,660,293	16,157	16,116
Additional paid-in capital	7,889,458	7,703,658
Treasury stock, at cost, 595,000 and zero shares, respectively	(138,250)	-
Retained earnings (deficit)	(8,425,491)	1,304,055
Total stockholders’ equity (deficit)	(658,126)	9,023,829
Total liabilities and stockholders’ equity (deficit)	$24,763,833	$25,603,226

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)
(Three months ended - unaudited)

	THREE MONTHS ENDED JUNE 30,		YEAR ENDED JUNE 30,
	2009	2008	2009	2008

Revenue	$32,360,984	$25,770,386	$136,996,319	$100,201,795
Cost of transportation	22,212,677	16,280,521	91,427,781	64,373,545
Net revenues	10,148,307	9,489,865	45,568,538	35,828,250

Agent commissions	7,029,479	6,592,704	30,565,136	25,210,068
Personnel costs	1,371,892	1,466,906	6,920,914	5,303,612
Selling, general and administrative expenses	954,200	1,097,496	4,286,572	3,801,085
Depreciation and amortization	476,036	243,489	1,743,159	963,913
Restructuring charges	-	-	220,000	-
Goodwill impairment	-	-	11,403,342	-
Total operating expenses	9,831,607	9,400,595	55,139,123	35,278,678

Income from operations	316,700	89,270	(9,570,585)	549,572

Other income (expense):
Interest income	4,641	915	13,540	4,115
Interest expense	(50,423)	(20,354)	(216,893)	(121,399)
Other- non recurring	-	-	-	1,918,416
Gain on early extinguishment of debt	-	-	190,000	-
Other	(110,108)	(43,964)	(75,005)	(98,782)
Total other income (expense)	(155,890)	(63,403)	(88,358)	1,702,350

Income (loss) before income tax expense and minority interest	160,810	25,867	(9,658,943)	2,251,922

Income tax expense	(210,793)	(135,369)	(43,912)	(907,748)

Income (loss) before minority interest	(49,983)	(109,502)	(9,702,855)	1,344,174

Minority interest	(7,088)	23,089	(26,691)	68,731

Net income (loss)	$(57,071)	$(86,413)	$(9,729,546)	$1,412,905

Net income (loss) per common share – basic	$-	$-	$(.28)	$.04
Net income (loss) per common share – diluted	$-	$-	$(.28)	$.04

Weighted average shares outstanding:
Basic shares	34,615,751	34,473,233	34,678,755	34,126,972
Diluted shares	34,615,751	34,615,590	34,678,755	34,358,746

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges.  We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges.  Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance.  We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  EBITDA is not intended as an alternative to cash flow provided by operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by operating activities:

	THREE MONTHS ENDED JUNE 30,		YEAR ENDED JUNE 30,
	2009	2008	2009	2008

Adjusted EBITDA	$729,859	$391,881	$3,676,599	$1,813,340
Share based compensation and other non-cash costs	(54,319)	(83,745)	(202,376)	(329,636)
Change in estimate of liabilities assumed in Airgroup Acquisition	-	-	-	1,431,452
Goodwill impairment	-	-	(11,403,342)	-
Gain on early extinguishment of debt	-	-	190,000	-
Tax indemnity	-	-	-	486,694
EBITDA	675,540	308,136	(7,739,119)	3,401,850

Depreciation and amortization	(476,036)	(239,742)	(1,743,159)	(963,913)
Interest expense, net	(45,782)	(19,439)	(203,356)	(117,284)
Income tax expense	(210,793)	(135,369)	(43,912)	(907,748)
Net income (loss)	(57,071)	(86,414)	(9,729,546)	1,412,905

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Non-cash compensation expense (stock options)	50,045	53,678	173,759	204,062
Stock issued for investor relations services	-	148,487	12,082	148,487
Amortization of intangibles	349,155	136,840	1,263,370	547,360
Deferred income tax benefit	(153,623)	513,428	(1,421,657)	(243,536)
Depreciation and leasehold amortization	126,881	102,902	479,789	396,557
Goodwill impairment	-	-	11,403,342	-
Gain on early extinguishment of debt	-	-	(190,000)	-
Minority interest in income (loss) of subsidiaries	7,087	(36,624)	26,691	(68,731)
Recovery of (provision for) doubtful accounts	(224,867)	(128,014)	(90,766)	253,519
Tax indemnity	-	-	-	(486,694)
Change in estimated accrued transportation costs	-	-	-	(1,431,452)
CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	(685,019)	(739,847)	7,669,229	405,389
Employee receivable and other receivables	(4,591)	8,225	(113,884)	39,433
Income tax deposit	340,208	-	(450,046)	-
Prepaid expenses and other current assets	84,719	(265,562)	178,704	(366,329)
Deposits and other assets	7,230	34,741	97,186	47,923
Accounts payable & accrued transportation costs	1,304,469	167,562	(5,210,752)	(2,127,035)
Commissions payable	(46,043)	(18,703)	186,145	436,839
Other accrued costs	(332,402)	15,962	(16,368)	(122,497)
Income tax payable	-	(586,775)	(498,142)	273,446

Net cash provided by operating activities	$766,178	$(680,114)	$3,769,136	$(680,354)